January 9, 2017

VIA EDGAR CORRESPONDENCE

Mr. Betselot Zeleke

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:	FPA New Income, Inc. (the “Registrant” or the “Fund”)
1933 Act File No. 2-30393
1940 Act File No. 811-1735

Dear Mr. Zeleke:

This letter responds to the comments on the preliminary proxy statement filed by the Fund on EDGAR on December 9, 2016 (the “Proxy Statement”) that were provided to me by telephone on December 21, 2016 by the staff of the Securities and Exchange Commission (the “Commission”).  Set forth below are the staff’s comments and the Registrant’s responses.

1.                                      Comment:  In the sections, “Introduction” and “Voting Information-Quorum; Adjournment” of the Proxy Statement, the Fund states that

In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained by the date of the Meeting, a person named as proxy may propose one or more adjournments of the Meeting for a reasonable period or periods to permit further solicitation of proxies.  The persons named as proxies will vote in favor of such adjournment with respect to any proposal those proxies which they are entitled to vote in favor of that proposal and will vote against any such adjournment with respect to any proposal those proxies required to be voted against that proposal.

Pursuant to Rule 14a-4, please add a proposal to the Proxy Statement that the person named as proxy has the right to adjourn the Meeting.

Response:  The Registrant respectfully declines to add such a proposal to the Proxy Statement, because the Registrant believes that such a proposal is not required by Rule 14a-4 and that state law and the Registrant’s bylaws authorize the persons named as proxy to adjourn the Meeting.

Rule 14a-4(a)(3) requires the proxy statement to identify “each separate matter intended to be acted upon.”  The Registrant submits that an adjournment of a stockholder meeting is not a “separate matter intended to be acted upon” at the meeting but rather a procedural matter relating to the conduct of the Meeting.  If the authority to adjourn were considered a separate matter, then by definition no proxy could adjourn a meeting for failure to obtain a quorum, since a quorum would be required to authorize the proxy to adjourn the meeting.

Moreover, the Commission has expressly recognized the authority of investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum was present at such meeting.  In lieu of the proposed Rule, the Commission stated:

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office.  Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.”

In addition, had the question of adjournment required a separate proposal under Rule 14a-4, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary.  The Commission’s view expressed above recognizes that matters relating to the adjournment of a shareholder meeting are governed by state law.  As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):

“[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

Because the Registrant is a Maryland corporation, corporate governance matters are governed by the Maryland General Corporation Law (“MGCL”).  Consistent with the MGCL(1), the Registrant’s By-Laws provide that:

(1)  MGCL section 5.11(d) provides that “[a] meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date.”

Whether or not a quorum is present, a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice by a majority vote of the stockholders present in person or by proxy to a date not more than 120 days after the original record date.  Any business which might have been transacted at the meeting as originally notified may be deferred and transacted at any such adjourned meeting at which a quorum shall be present.

The Proxy Statement explicitly states that the persons named as proxies may propose to adjourn the Meeting to permit further solicitation of proxies. In light of the staff’s comment and to further emphasize that persons named as proxies may adjourn the meeting, the Registrant intends to add a similar statement to the proxy card.  Accordingly, all shareholders who execute a proxy will have authorized the named proxies to adjourn the Meeting.

2.                                      Comment:  For sub-proposals 2A through 2P of Proposal 2, please include disclosure, if applicable, of the risks associated with the change or elimination of the Fund’s fundamental investment restriction.  Please include prominently a header for the section that describes such risks if applicable.  Please note that if there is no additional risk associated with the change or elimination it is not necessary to have a statement that there have been no changes to the Fund’s risk.

Response:  As noted in the Proxy Statement, for each of the sub-proposals except for 2J (margin activities and short selling), 2K (acquiring more than 10% of any class of securities of an issuer) and 2L (writing and selling options), there is no current intention to materially change the manner in which the Fund is managed as a result of the proposal.  Accordingly, the Registrant believes that additional risk factor disclosure, beyond that which is already included in the Registrant’s registration statement, is not necessary.  With respect to sub-proposals 2J, 2K and 2L, the Registrant will add additional risk disclosure to its registration statement if it determines such disclosure would be appropriate.

3.                                      Comment:  For sub-proposal 2B of Proposal 2 regarding Concentration of Investments, the proposed new fundamental investment restriction states:

The Fund will not invest in a security if, as a result of such investment, more than 25% of its total assets would be invested in the securities of one or more issuers conducting their principal business activities in a particular industry or group of industries, provided this restriction does not apply to: (i) securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities; (ii) repurchase agreements collateralized by the instruments described in the preceding clause; (iii) securities of other investment companies which do not have a policy to concentrate in a particular industry; and (iv) tax-exempt municipal securities.

Please delete (iii) securities of other investment companies which do not have a policy to concentrate in a particular industry; and (iv) tax-exempt municipal securities of the proposed new fundamental investment restriction.

Please confirm that the Fund will comply with the concentration policy when the Fund invests in underlying investment companies.  Please confirm that the Fund will include disclosure in its registration statement regarding acquired fund fees and expenses with respect the Fund’s investments in securities of other investment companies.

Please confirm that with respect to tax-exempt municipal securities that are backed only by the assets and revenues of a non-government entity, that non-government entity is regarded as the issuer of such securities for purposes of the Registrant’s industry concentration policy.

Response:  Items (iii) and (iv) have been deleted from sub-proposal 2B of Proposal 2.  The revised disclosure is set forth in Appendix A.  The Registrant confirms that if it invests in other investment companies, it will do so in accordance with the limitations set forth in Section 12(d)(1) of the 1940 Act and the rules adopted thereunder, and will disclose acquired fund fees and expenses in its registration statement in accordance with the requirements of Form N-1A.  The Registrant confirms that with respect to tax-exempt municipal securities that are backed only by the assets and revenues of a non-government entity, such entity is regarded as the issuer of such securities for purposes of the Registrant’s industry concentration policy.

4.                                      Comment:  For sub-proposal 2P of Proposal 2 regarding Investments in which a director or officer is invested, please disclose any conflicts of interest such directors and/or officers may have regarding their investments in issuers for which they serve as an officer and/or director, if any.

Response:  To the best of the Registrant’s knowledge, there are no material conflicts of interest arising as a result of an officer’s or director’s beneficial ownership of the securities of an issuer, for which they serve as an officer and/or director, purchased or retained by the Registrant.

5.                                      Comment:  For sub-proposal 2E of Proposal 2 regarding Commodities, please disclose any new risks as a result of the proposed change of the fundamental investment restriction and compare with the current risks for such investments for the Fund.

Response:  As noted in the Proxy Statement, there is no current intention to materially change the manner in which the Fund is managed as a result of sub-proposal 2E of Proposal 2.  Accordingly, the Registrant believes that additional risk factor disclosure, beyond that which is already included in the Registrant’s registration statement, is not necessary.

6.                                      Comment:  Under the section “Voting Information-Solicitation of Proxies”, please provide the name of the solicitor, the material terms of the contract and the cost of the proxy solicitation.

Response:  The requested information has been added to the Proxy Statement and the revised disclosure is set forth in Appendix A.

7.                                      Comment:  Please include a statement regarding the Fund’s procedure for delivery of documents to shareholders, including its house holding policy.

Response:  The requested information has been added to the Proxy Statement and the revised disclosure is set forth in Appendix A.

I trust that the foregoing is responsive to each of your comments.  Please do not hesitate to contact Kevin Cahill at Dechert LLP at (949) 442-6051 if you have any questions concerning the foregoing.

Sincerely,

/s/ Francine S. Hayes

Francine S. Hayes
Secretary for FPA New Income, Inc.

cc: J. Richard Atwood, President

APPENDIX A

(Additions are bold and underlined

Deletions are bold and strikethrough)

Introduction

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board,” and each member of the Board, a “Director”) of FPA New Income, Inc. (the “Fund”) for voting at the Special Meeting of Shareholders (the “Meeting”) of the Fund to be held at 10:30 a.m. (Pacific time) on Tuesday, February 28, 2017, in the offices of First Pacific Advisors, LLC (“FPA” or the “Adviser”), 11601 Wilshire Boulevard, Suite 1200, Los Angeles, California 90025 (the “Meeting”), and at any and all adjournments thereof.  The Meeting will be held for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders.  This Proxy Statement and the accompanying materials are being mailed by the Board on or about January 18, 2017.

Proposals		Page
1.	To approve the restatement of the Fund’s fundamental investment objective in order to to simplify and clarify the Fund’s investment objective.	[ ]
2.	To approve the amendment or elimination of the fundamental investment restrictions regarding:	[ ]
2.A. Borrowing and Senior Securities		[ ]
2.B. Concentration of Investments		[ ]
2.C. Making Loans		[ ]
2.D. Real Estate		[ ]
2.E. Commodities		[ ]
2.F. Underwriting Securities		[ ]
2.G. Pledging, Mortgaging and Hypothecating Fund Assets		[ ]
2.H. Investing more than 5% in Securities of One Issuer		[ ]
2.I. Time Deposits		[ ]
2.J. Margin Activities and Short Selling		[ ]
2.K. Acquiring more than 10% of any class of securities of an Issuer		[ ]
2.L. Writing and Selling Options		[ ]
2.M. Investments in Other Investment Companies		[ ]
2.N. Investments for Control		[ ]
2.O. Unseasoned Companies		[ ]
2.P. Investments in which Director/Officer is Invested		[ ]

You are entitled to vote at the Meeting and any adjournment(s) or postponement(s) if you owned shares of the Fund at the close of business on December 30, 2016 (“Record Date”).  The date of the first mailing of the proxy cards and this Proxy Statement to shareholders will be on or about January 18, 2017.

Only shareholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting.  Shares represented by proxies, unless previously revoked, will be voted at the Meeting in accordance with the instructions of the shareholders, or, if no instructions are given, the proxies will be voted in favor of the proposals.  To revoke a proxy, the shareholder giving such proxy must either (1) submit to the Fund a subsequently dated proxy, (2) deliver to the Fund a written notice of revocation, or (3) otherwise give notice of revocation in the open meeting, in all cases prior to the exercise of the authority granted in the proxy.

The presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote on each proposal shall constitute a quorum at the Meeting for purposes of each of Proposal 1 and sub-proposals A. through P under Proposal 2 permitting action to be taken with respect to the Fund.

In the event that the necessary quorum to transact business or the vote required to approve or reject any proposal is not obtained by the date of the Meeting, a person named as proxy may propose one or more adjournments of the Meeting for a reasonable period or periods to permit further solicitation of proxies.  The persons named as proxies will vote in favor of such adjournment with respect to any proposal those proxies which they are entitled to vote in favor of that proposal and will vote against any such adjournment with respect to any proposal those proxies required to be voted against that proposal.

If a shareholder wishes to participate in the Meeting, but does not wish to authorize the execution of a proxy by telephone or through the Internet, the shareholder may still submit the proxy form included with this Proxy Statement or attend the Meeting in person.

The most recent annual report of the Fund, including financial statements, for the fiscal year ended September 30, 2016, have been mailed previously to shareholders.  The Fund will furnish, without charge, copies of its most recent annual report and semi-annual reports succeeding such annual report, if any, to any shareholder requesting such a report.  Requests for an annual or semi-annual report should be made in writing to First Pacific Advisors, LLC, 11601 Wilshire Boulevard, Suite 1200, Los Angeles, California 90025, by accessing the Fund’s website at www.fpafunds.com or by calling (800) 982-4372 ext. 419.  Requested shareholder reports will be sent by first class mail within three business days of the receipt of the request.

The Proxy Statement will be delivered to all shareholders of record on December 30, 2016.

Proposal 2.B — Concentration of Investments

Current Fundamental Investment Restriction

The Fund will not invest more than 25% of the Fund’s total assets in the securities of issuers (other than domestic banks and the U.S. Government, its agencies and instrumentalities) in the same industry. Electric, natural gas distribution, natural gas pipeline, combined electric and natural gas and telephone utilities are considered separate industries for purposes of this restriction and finance companies as a group shall not be considered within a single industry.

Proposed New Fundamental Investment Restriction

If the proposed amendment is approved by shareholders, the Fund’s fundamental investment restriction regarding concentration of investments would read:

The Fund will not invest in a security if, as a result of such investment, more than 25% of its total assets would be invested in the securities of one or more issuers conducting their principal business activities in a particular industry or group of industries, provided this restriction does not apply to: (i) securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities; and (ii) repurchase agreements collateralized by the instruments described in the preceding clause ~~(iii) securities of other investment companies which do not have a policy to concentrate in a particular industry; and (iv) tax-exempt municipal securities~~.

Discussion of Proposed Modification

Although the 1940 Act does not define what constitutes “concentration” in an industry, the SEC staff has taken the position that investment of more than 25% of a Fund’s total assets in one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government, its agencies or instrumentalities) constitutes concentration.

The proposed fundamental policy refers to commonly accepted practices and regulatory guidance in defining industry concentration.  The reason for the proposed changes to the fundamental policy is to have a more general statement of the Fund’s concentration policy that does not refer to specific industries.  The proposed fundamental policy would not change the Fund’s policy not to concentrate in a particular industry.

VOTING INFORMATION

Record Date; Shareholders Entitled to Vote

The Board has fixed the close of business on December 30, 2016 as the record date (the “Record Date”) for the determination of shareholders of the Fund entitled to notice of and to vote at the Meeting and at any adjournment(s) thereof.  Shareholders of the Fund are entitled to one vote for each full share held and a proportionate fractional vote for each fractional share held on the Record Date. On the Record Date, there were 498,252,766 shares of the Fund outstanding.

Cost of Solicitation ~~Solicitation of Proxies~~

~~Proxies will be solicited by mail and may be solicited in person or by telephone or facsimile or other electronic means by officers of the Fund on behalf of the Board.  The Fund has retained ________ to assist in the proxy solicitation.  The total cost of proxy solicitation services, including legal and printing fees, is estimated at $______, plus out-of-pocket expenses.  The expenses connected with the solicitation of proxies including proxies solicited by the Fund’s officers or agents in person, by telephone or by facsimile or other electronic means will be borne by the Fund. The Fund will reimburse banks, brokers, and other persons holding the Fund’s shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such shares.~~

Costs and expenses incurred in connection with the preparation of this Proxy Statement and the solicitation of instructions will be paid by the Fund.  AST Fund Solutions has been retained for proxy solicitation services, including print, mail and tabulation services, as well as the facilitation of mail, telephone and internet voting, at an anticipated cost of $250,000 which will be borne by the Fund.   Additional costs include, but are not limited to, filing fees and legal fees.  The Fund will reimburse banks, brokers, and other persons holding the Fund’s shares registered in their names or in the names of their nominees for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such shares.